Exhibit 99.1

FORESIGHT

AUTONOMOUS

Investors Deck
FRSX – NASDAQ and TASE

Oct 2026



Forward-looking statements

This presentation of Foresight Autonomous Holdings Ltd. (“Foresight” or the “Company”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this presentation when it discusses negotiation of a definitive agreement with a data center in Poland and the related business opportunities such agreement may create, its technology focus, advantages, benefits and capabilities of its technology and products, including Eye-Net’s software and solutions, use cases of its technology and products, estimates of global market and global market opportunity, global capacity and investment outlook, projects under development, the need for its technology and products, the successful integration and field testing of Eye-Net’s advanced digital services could lead to commercial deployment of Eye-Net’s V2X solution in Bordeaux, France, with potential to expansion to dozens of European cities, and its belief that the effectiveness of its technology might pave the way for expansion into the automotive market and potential strategic partnerships with leading manufacturers and suppliers. Forward-looking statements are not historical facts and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”) including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 25, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Structure – Foresight group


94%
Public Float
6%
MGMT.
Foresight Autonomous Holdings (FRSX)
100%
FORESIGHT
Intelligent Systems
Intelligent Systems based on 3D perception
100%
FORESIGHT
CHANGZHOU
Foresight China Subsidiary
89.4%
EYE-NET
MOBILE
Cellular-based V2X system

FORESIGHT

INTELIGENT SYSTEMS

Business Review





FORESIGHT

Foresight Intelligent System Overview

- Autonomous Stack systems using 3D Perception and AI Tools technology
- Established: 2016
- 35 employees, mainly in Research and Development
- 10 patents in different stages
- Core technology: Software and Hardware
- Unique technology features: Stereoscopic vision, All object detection, Visible-light and Thermal sensors, Automatic calibration, Localization and Mapping Segmentation and Off-road terrain Analysis
- Multi target markets' segments: Designated for Defense, Agriculture, Heavy machinery, Inner-City Trains, Robotics and Smart Cities.
- *Value Proposition: One intelligent stack – From Perception to Decision Making to Autonomy Driving Execution*

Technology Focus

Stereoscopic Technology	Automatic Calibration	3D Point Cloud	Long Wave Infrared Thermal Cameras	Multi Mono Cameras Depth Map

- ***Modular Cameras Stereoscopic Vision – Improving Accuracy @ Long Detection Distance***
- ***Overlapping Multi FOV's Depth Map – Generating 3D Perception From Mono Cameras***
- ***Operates in Harsh Weather & Poor Lighting Conditions:*** Rain Snow Fog Glare Darkness

20 years of experience in the field of Stereoscopic & 3D Perception Technology

FORESIGHT

High Density Point Cloud



Infra-Red – Thermal Sensors

Rely on emissivity of different objects, as opposed to other sensors, which rely only on reflective light


Visible Light Detection
Thermal Detection

- Detection in all harsh weather and lighting conditions
- Native detection of pedestrians and animals



Off Road Edge Segmentation & Terrain Analysis


VEED

Edge Boundary Segmentation


VEED

Edge Fence Segmentation

Target Markets & Applications



Defense & Security

Advance Unmanned Applications



Drones and UAV

Autonomous UAV based 6DOF & IMU



Railway Trains

Inner City and Metro Trains



Smart Cities

Road Smart Management



Passenger Vehicles

ADAS and Semi Autonomous Vehicle



Heavy Machinery & Agriculture

Harsh Environmental Conditions

FORESIGHT

Automounts AGV - Defence - Elbit Systems

[Unmanned robotic combat vehicle]()


VIRTUAL DRIVER
GLOBAL AUTONOMOUS PATH PLANNING

Defense & Security

Varan Unmanned Ground Vehicle (UGV)



Use Case: *Multi Missions UGV*
Technology: *3D Day & Night Sensors*
Market: *Military & Security Applications*
Product Fit: *Autonomous Stack*

FORESIGHT

Inner City Train & Metro

Trains ADAS & AEB Systems



Use Case: *All Weather & Lighting Trains Safety*
Technology: *3D Perception & Railway Segmentation*
Market: *Inner City & Metro Trains*
Product Fit: *QuadSight System*

FORESIGHT


FORESIGHT

Smart Cities

Japan & South Korea Road Safety



TRAFFIC
MONITORING
SMART
95%

Use Case: *Smart Road Safety Management*
Technology: *3D VIS & Night Segmentation*
Market: *Road & Infrastructure National Integrators*
Product Fit: *ScaleCam Visible Light & Thermal*

FORESIGHT



Passengers Vehicle

Audi Terrain Inteligent



Use Case: *Off Road Driving Planning*
Technology: *Terrain Intelligence*
Market: *Off-Road Premium SUV*
Product Fit: *ADAS Retrofit*

FORESIGHT

Drones

Big Bang Technology UAV

Use Case: *Inner-Door Drones & UAV*
Technology: *SLAM, 6DOF & IMU*
Market: *Drones & UAV*
Product Fit: *ScaleCam Visible Light & Thermal*

FORESIGHT



Sales Cycle Roadmap Per Segment



Military / Defense
Drones / UAV
City Metro Train
Smart Cities
Passenger Vehicles
Heavy Machinery
Lead Engagement
Proof of Concept
Co - Development
Transfer 2 Production
Serial Production

FORESIGHT


AUTONOMY
AT THE EXTREME
High-speed autonomous racing validates AI-driven perception, planning & control.
SAME AI.
REAL-WORLD
IMPACT.
A2RL
AUTONOMOUS RACING LEAGUE
Real racing. No driver. Full autonomy.
~300 km/h
Top speed
360°
Multi-sensor perception
Cameras + Radar + LiDAR
Real-time AI
Perception, planning, decision & control
Full autonomy
Racing multiple cars in dynamic environments
THE AUTONOMY STACK
FROM SENSORS TO ACTION
PERCEPTION
Detect and understand the environment
FUSION
Combine multi-sensor data into a unified view
DECISION
Plan optimal trajectory and maneuvers
CONTROL
Real-time steering, braking and acceleration
AUTONOMY
Execute at extreme speed in dynamic environments
THE SAME AUTONOMY ARCHITECTURE
EXTENDS BEYOND RACING
Foresight's Autonomous Kit brings proven technology from the most demanding environment to real-world
DEFENSE
AUTONOMOUS DRONES
URBAN TRAINS
AGRICULTURE & HEAVY MACHINERY
FORESIGHT

AUTONOMOUS PLATFORMS

GLOBAL MARKET OPPORTUNITY | 2025 → 2030 → 2035

ONE-STOP-SHOP
PERCEPTION + AUTONOMY



40
30
20
10
0
$2.2B
$4.0B
$7.4B
$16.1B
$26.1B
$42.3B
$10.6B
$14.2B
$18.8B
$7.3B
$13.7B
$25.3B
Military UGV
Military UAV
Autonomous Rail
Ag + Heavy Equipment
2025
2030
2035

MARKET SIGNALS

01 UGV ACCELERATION

Military UGV grows from ~$2.2B in 2025 to ~$7.4B by 2035 - More than 3× growth.

02 UAV LEADS IN SCALE

Military UAV expands from ~$16B to ~$42B by 2035 - The largest market opportunity.

03 DEFENSE MOMENTUM

Together, UGV + UAV highlight accelerating demand for unmanned and autonomous defense platforms.

04 ONE STACK, MANY MARKETS

A common perception + autonomy stack can scale across defense, rail and industrial platforms.

Foresight offers a differentiated autonomy stack powered by visible-light and thermal 3D perception.

Sources: Douglas Insights — Military UGV & Military UAV; Expert Market Research — Autonomous Train; Grand View Research — Autonomous Tractors; Mordor Intelligence — Autonomous Construction Equipment. 2030/2035 derived from cited CAGRs where direct-year values are unavailable. USD billions.

FORESIGHT

From 3D Perception to Autonomous Stack

One Stop Shop Strategy – Unique value Proposition – Autonomous Stack based on Ternal Binocular Sensor

PERCEPTION → **REALIZATION** → **DECISIONS** → **AUTONOMY**

Available

Dual-Spectrum 3D Perception

- Passive dual-spectrum stereo (visible + thermal)
- Real-time 3D point cloud
- Object detection and classification
- Terrain traversability

Development

Realize where it is and what surrounds it

- GNSS-free SLAM map of the area
- Live map fused with the stored map
- Visual-inertial localization
- Drift corrected against the map

Development

Determines optimal action in real time

- Cost map: route, objects, terrain, vehicle health
- Go to Point and Return to Home
- Re-routes around new obstacles
- Safe stop when confidence is low

OUTCOME

Execute missions autonomously

- Drives the vehicle's existing motor controller
- No vehicle modification
- Remote override always live
- Advanced Mission Planning

FORESIGHT INTELLIGENT SYSTEMS

Designated for Defense, Agriculture, Heavy Equipment, Robotics and Autonomous Platforms

FORESIGHT



FORESIGHT AUTONOMY SUITE

ONE AUTONOMOUS ECOSYSTEM

An integrated workflow from mission planning and simulation to real-world autonomous execution.

01

MISSION PLANNER

PLAN

Plan missions on the PC

Define routes, objectives and operational parameters before deployment.

[redacted]

02

SIMULATOR

SIMULATE & VALIDATE

Test before deployment

Run scenarios, validate behavior and reduce development and field-testing risk.

[redacted]

03

AUTONOMY STACK UGV

EXECUTE

The brain on the vehicle

Perception, decision-making and control for autonomous operation in the field.

[redacted]

FROM AUTOMOTIVE PERCEPTION TO COMPLETE INTELLIGENT SYSTEMS

FORESIGHT



Poland's Data Centers Market

October 2026

*Term sheet signed. Definitive agreement under negotiation

Global Capacity & Investment Outlook



Global installed capacity, GW, 2026–2030
200
150
100
50
0
103
115
130
150
173
200
2025
2026
2027
2028
2029
2030

$1.2tn

Real-estate asset value creation

$870bn of new debt and $1–2tn of tenant IT fit-out spending during 2026–2030

Electricity consumption outlook rises from 485 TWh in 2025 to 950 TWh in 2030

Source: J JLL / I IEA

Poland, Europe & the U.S.: Benchmark Context

	Poland	Europe	U.S.
Market Size	29MW colocation, 2026 F	10.39GW colocation, 2026 F	10.90GW in 8 primary markets, H1 2026
Future Supply	511MW by 2031 F	23.59GW by 2031 F	Americas: 109GW by 2030 F
Growth	14.6% CAGR, 2024–2031	17.5% CAGR, 2024–2031	Americas: 17% CAGR to 2030
Position	Regional cloud & colocation	Large hubs plus rapid peripheral growth	Much greater scale and proven leasing depth

AI

~50% of workloads by 2030

Source: E EUDCA / Pb7 Research / CE CBRE / C CBRE / J JLL

International Construction-Cost Benchmarks

US$ million per MW IT, same construction scope and benchmark vintage

European market	$M/MW*	U.S. Market	$M/MW*
Warsaw	9.16	Dallas	9.54
Milan	9.79	Phoenix	9.82
Madrid	10.04	Atlanta	9.90
Amsterdam/Paris	10.81	Northern Virginia	10.92
Frankfurt	11.60	Chicago	11.23
London	12.02	Silicon Valley	13.31

*Includes: building and MEP systems, equipment and contractor costs. Excludes: land, utility & site works, abnormal groundworks, professional fees & active IT equipment

Source: TI Turner & Townsend / TM Turner & Townsend

Poland Current Projects

270MW

Total capacity across development portfolio

Local Partners Proven Experience

Combined dozens of years of experience in Poland:

- ✓ National grid connection processes
- ✓ Valuing & acquiring lands for commercial & industrial projects
- ✓ Regulatory matters
- ✓ power engineering
- ✓ AI-based energy management systems

Overview: 2 Projects Under Development

Location	Type	Planned Capacity	Land Size	Status
Warsaw	Colocation	130 MW	3.2 Ha (+2.2 Ha option)	Land secured Grid connection application submitted Final permitting expected end of 2027
Wroclaw	Colocation	125–140 MW	10 Ha	Feasibility study completed, Lands under negotiation

Local Proposed Partners

KP

Karol Pawlak

Development Partner — Energy Engineering & Grid Infrastructure

A veteran engineering expert leading national grid connection processes, techno-economic analysis and regulatory matters. Led the securing of grid connection terms for projects totaling several gigawatts.

JM

Joanna Misiewicz-Krakut

Development Partner — Real Estate & Industrial Assets

Over 20 years of experience sourcing, valuing and acquiring land for commercial and industrial projects in Poland. Member of the Royal Institution of Chartered Surveyors (MRICS) since 2005, with a strong legal background.

KG

Konrad Gobosz

Development Partner — Electrical Engineering & Smart Grids

Electrical engineering graduate of Warsaw University of Technology, specializes in power engineering.
An expert in AI-based energy management systems, microgrids and grid load capacity analysis.


EYE-NET
ROAD SAFETY FOR EVERYONE

Next-Gen Smart Collision Prevention Solutions

Eye-Net's software platform is one of a kind commercially available, **Vehicles to ALL Road-Users** communication technology, designed to predict and prevent “non-line of sight” collisions.


SLOW

EYE-NET

Company Highlights

An **Israeli-based** technology product company founded 2018

Engaged in design and development of **cellular-based** accident prevention solutions

Offers a **SW add-on** designed to provide real-time pre-collision alerts to **all road users**

1 Registered patent + 4 Provisional

Commercially ready

14 Employees

The Need





Pedestrian behind bus



Bicycle-car scenario

Eye-Net Solutions



How Eye-Net Protect Works


THE SOLUTION

Target Markets

3rd Party Location-Based Applications
Simple implementation (SDK) for multi-user third-party applications, offering significant added value to existing apps.

Micromobility
Simple SDK implementation for shared mobility applications, significantly enhancing user safety.

Automotive
Eye-Net™ Sense is Eye-Net's OS agnostic solution for seamless integration with vehicles' systems, providing life-saving alerts to the driver and enhanced safety features and data for the vehicle.

Business Model

Revenue Share

- ✓ Eye-Net's user packages are designed for individual users.
- ✓ These packages provide access to the Eye-Net platform and advanced features.
- ✓ User packages are priced on a recurring monthly basis.
- ✓ The packages are designed to be affordable and accessible for all users.

Service Packages

- ✓ These packages include a comprehensive suite of services.
- ✓ Access to advanced reports and analytics.
- ✓ Ongoing maintenance and support.
- ✓ Service packages are priced on a recurring monthly or annual basis.

Big Data – Road safety related analytics

- ✓ Long term revenue stream
- ✓ Will be relying on aggregated data from the entire user-base
- ✓ Examples – “Red intersections”, Insurance incentives
- ✓ Data packages will be priced as one time fee or a monthly license

Business
Traction



EYE-NET

Eye-Net™ Protect

3rd Party applications
Location-based apps
- Navigation
- Shared mobility
- Fitness

Micro-Mobility
Micro vehicles & Services
- Scooters & e-Bikes
- Insurances
- Mapping
- Food Delivery

software république

Eye-Net™ Sense

Automotive
OEMs / Tier-1s / Tier-2s
- Dashcams and AM ADAS
- Infotainment Systems
- Vehicles ECU

Renault Group

Leading Japanese OEMs

Eye-Net Signs Agreement with Software République Group for Deployment of Advanced Digital Services for Safe Urban Mobility in France

- Members of the group include:
  - Renault Group - one of the world's leading car manufacturers
  - Orange - one of the world's leading telecommunications operators
  - Allianz IARD - leading global insurance company
  - Eviden - an international leader in digital transformation
  - Keolis Bordeaux Metropole Mobilites - the leading public mobility services provider in Bordeaux.

- Successful integration and field testing could lead to commercial deployment of Eye-Net's V2X solution in Bordeaux, with potential expansion to dozens of European cities.


Paris
FRANCE
Bordeaux

Eye-Net Achieves Euro NCAP Compliance Validation from UTAC for its Cellular V2X Solution

- Successfully passed rigorous field tests conducted by UTAC, a leading French organization in vehicle testing and safety.
- Tests were conducted under strict Euro NCAP regulations, ensuring high standards of safety and performance.
- The validation is part of Eye-Net's partnership with Software République to deploy its digital services in France.
- We believe that UTAC's endorsement confirms the effectiveness of our technology, paving the way for expansion into the automotive market and potential strategic partnerships with leading manufacturers and suppliers.



FORESIGHT

Thank You



foresightauto.com

info@foresightauto.com